

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2010

<u>via U.S. mail and facsimile</u>

Paul Marciano, CEO
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021

> **Re: Guess?, Inc.**
> **Form 10-K for fiscal year ended January 30, 2010**
> **Filed March 31, 2010**
> **File No. 001-11893**

Dear Mr. Marciano:

  We have completed our review of your Form 10-K and have no further comments at this time.

> Sincerely,
>
> Tia Jenkins
> Senior Assistant Chief Accountant
> Office of Beverages, Apparel and
> Health Care Services

cc: Dennis R. Secor, CFO
   Fax: (213) 765-5927